
REJOY
REJOY
REJOY
REJOY

Diego Belbussi · 2nd in

Co-Founder at DRINK REJOY®

Key Biscayne, Florida, United States · 500+ connections ·

Contact info

DRINK REJOY®

Northwestern Unive
Kellogg School of...

Experience

Co-Founder

DRINK REJOY®

Apr 2019 – Present · 1 yr 9 mos

Miami, United States

Anheuser-Busch InBev

8 yrs 10 mos

Vice President Marketing Europe & Middle East

Feb 2016 – Mar 2019 · 3 yrs 2 mos

Europe

Vice President Marketing Latin America

Jan 2014 – Jan 2016 · 2 yrs 1 mo

Latin America

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Cervecería y Maltería Quilmes

5 yrs 6 mos

Brand Director - Quilmes
Feb 2008 – Jun 2010 · 2 yrs 5 mos

Brand Director - Brahma
Jan 2007 – Jan 2008 · 1 yr 1 mo

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Brand Director - Pasta & Rice brands
Molinos Rio de la Plata
Oct 2003 – Jan 2005 · 1 yr 4 mos

British American Tobacco
4 yrs 5 mos

Brand Manager - Viceroy
Mar 2003 – Oct 2003 · 8 mos

Brand Executive - Camel & Winston
Mar 2001 – Feb 2003 · 2 yrs

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Education

Northwestern University - Kellogg School of Management
Executive Program, Commercial
2015 – 2015

American Society forQuality
Six Sigma - Black Belt
2012 – 2012

Northwestern University - Kellogg School of Management
Marketing - Advanced Executive Program, Marketing
2010 – 2010

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